Exhibit 99.2

Associated Estates Realty Corporation
Second Quarter 2003
Earnings Release and Supplemental Financial Data



Country Place
1820 South Crawford Street
Mt. Pleasant, MI 48858

Tel: (989) 773-2199
Web Site: www.countryplaceaparts.com

Country Place is comprised of ten two-story apartment buildings located in beautiful Mt. Pleasant, Michigan. Generous amenities include spacious floor plans, central air conditioning, free video library, swimming pool, fitness center, clubhouse, tennis court, and more.

Associated Estates Realty Corporation	**Phone:**	(216) 261-5000
5025 Swetland Court	**Fax:**	(216) 289-9600
Richmond Heights, Ohio 44143-1467	**Web Site:**	www.aecrealty.com

Investor contact: Barbara E. Hasenstab
Vice President of Investor Relations
  and Corporate Communications
(216) 797-8798
IR@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements. Historical results and percentage relationships set forth in the Consolidated Statements of Operations contained in the financial statements, including trends which might appear, should not be taken as indicative of future operations. This news release may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, and real estate tax valuation reassessments; changes in market conditions that may limit or prevent the Company from acquiring or selling properties; and risks of construction including cost overruns, contractor defaults and contractor delays.



service satisfaction value

Associated Estates Realty Corporation
Second Quarter 2003
Supplemental Financial Data

Table of Contents   **Page**

ASSOCIATED ESTATES REALTY CORPORATION ANNOUNCES SECOND QUARTER RESULTS

Cleveland, Ohio - July 31, 2003 - Associated Estates Realty Corporation (NYSE: AEC) today reported a loss of $0.27 per common share (basic and diluted) for the second quarter ended June 30, 2003 compared with earnings of $0.27 per common share (basic and diluted) for the second quarter ended June 30, 2002. The results for the second quarter ended June 30, 2003 include a gain of $450,000, or $0.02 per share, on the sale of a joint venture property. This gain is included in the "Equity in net loss of joint ventures" in the Company's financial statements. The results for the second quarter ended June 30, 2002 include a net gain on property sales of $7,842,000, or approximately $0.40 per share.

Funds from operations (FFO) for the quarter were $0.15 per common share (basic and diluted) compared with $0.29 per common share (basic and diluted) for the second quarter of 2002. A reconciliation of net income to FFO is included on page 8.

Total revenues for the second quarter of 2003 were $38,818,000 compared with $41,700,000 in the second quarter of 2002, a decline of 6.9 percent. The decline in revenues primarily reflects the loss of fees and reimbursements associated with the loss of management and advisory contracts for 11 properties in October 2002, and, to a lesser extent, the impact of the weak apartment market.

Segment detail as well as performance by region for the Company's same-store portfolio is included on pages 10 through 15.

First Half Results

For the six months ended June 30, 2003, the Company reported a loss of $0.55 per common share (basic and diluted) compared with earnings of $0.14 per common share (basic and diluted) for the six months ended June 30, 2002. The results for the first half ended June 30, 2003 include a gain of $450,000, or approximately $0.02 per share, on the sale of a joint venture property. This gain is included in the "Equity in net loss of joint ventures" in the Company's financial statements. The results for the first half ended June 30, 2002 include a net gain on property sales of $8,097,000, or approximately $0.42 per share.

FFO for the first six months of 2003 were $0.30 per common share (basic and diluted) compared with $0.58 per common share (basic and diluted) for the comparable period of 2002.

Total revenues for the first six months of 2003 were $76,955,000 compared with $81,838,000 for the first six months of 2002. The decline in revenues primarily reflects the loss of fees and reimbursements associated with the loss of management and advisory contracts for 11 properties in October 2002, and, to a lesser extent, the impact of the weak apartment market.

Same Store Portfolio

Revenues for the second quarter 2003 attributable to the Company's same store (market-rate) portfolio declined 2.9 percent, and total property operating expenses for the same store (market-rate) portfolio increased 8.1 percent. Net operating income (NOI) declined 12.4 percent compared with the second quarter a year ago. A reconciliation of net operating income to net income is included on pages 10 and 11.

The average quarterly rent per unit for the same store (market-rate) properties increased 0.4 percent to $817, while the average net collected rent declined 3.1 percent to $679. Rent concessions averaged $463 per new unit leased.

Associated Estates Realty Corporation
Reports Second Quarter 2003 Earnings

Physical occupancy was 92.1 percent at the end of the quarter compared with 92.9 percent at the end of the second quarter of 2002.

The decline in revenues reflects a decline in economic occupancy of 3.0 percentage points compared with the second quarter of 2002. Property operating expenses increased $1,509,000 in the second quarter compared with the comparable quarter a year ago. The increase is primarily attributable to additional taxes resulting from increases in assessed property values and millage rate increases at certain properties and increased insurance rates totaling $783,000, as well as increases in repairs and maintenance (primarily unit painting and other "turn costs") and other operating expenses (primarily resident background screening, employee training and referral fees).

On a sequential quarterly basis, same store (market-rate) revenues increased 2.6 percent, total property operating expenses increased 5.0 percent, and NOI increased 0.2 percent compared with the first quarter of 2003. On a sequential quarterly basis, the average quarterly rent per unit for the same store (market-rate) properties declined 0.8 percent, while the average net collected rent per unit increased 2.3 percent. Physical occupancy improved 2.4 percentage points compared with the first quarter of 2003.

Acquisitions, Developments and Dispositions

Phase II of a joint venture in Atlanta, Georgia, consisting of 535 units, is currently in lease up and is 71.2 percent occupied. Phase I, consisting of 308 units, is currently 92.9 percent occupied.

A 288-unit joint venture development in Orlando, Florida, was recently completed. Leasing activity has been very strong, and stabilized occupancy (93 percent) is targeted for the first quarter of 2004.

Financing Activity

In the second quarter of 2003, the Company paid off two loans, which were secured by property-specific mortgages totaling $5 million with an average interest rate of 8.5 percent. The Company replaced those loans with $9.4 million of project-specific debt at an average interest rate of 3.2 percent. The Company incurred $339,000 of prepayment penalties in connection with the prepayment of these mortgage loans, which is included in interest expense for the quarter.

In July, the Company replaced a $20 million LIBOR-based secured line of credit with a new $15 million three-year, LIBOR-based secured line of credit. The Company also extended the maturity date on a $14 million line of credit for one year to December 31, 2004. Approximately $18 million is currently available for borrowing under the combined lines of credit.

Outlook

"We are pleased with the occupancy gains we have experienced over the past few months, and we expect the trend to continue," said Jeffrey I. Friedman, Chairman, President and CEO. "Combining our anticipated occupancy gains with seasonally lower expenses and a moderating of rent concessions, we expect higher FFO per share for the second half of 2003 compared with the first half of the year."

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Six Months Ended June 30, 2003
(Unaudited; in thousands, except per share and ratio data)

OPERATING INFORMATION	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Total revenue	$ 38,818	$ 41,700	$ 76,955	$ 81,838
Property revenue	$ 34,943	$ 35,585	$ 69,116	$ 69,182
Funds From Operations (FFO)	$ 2,815	$ 5,716	$ 5,835	$ 11,309
FFO per share:				
Basic	$ 0.15	$ 0.29	$ 0.30	$ 0.58
Diluted	$ 0.15	$ 0.29	$ 0.30	$ 0.58
Funds Available for Distribution (FAD)	$ 2,334	$ 4,252	$ 4,735	$ 9,145
Net (loss) income applicable to common shareholders	$ (5,256)	$ 5,200	$ (10,609)	$ 2,663
Per share:				
Basic	$ (0.27)	$ 0.27	$ (0.55)	$ 0.14
Diluted	$ (0.27)	$ 0.27	$ (0.55)	$ 0.14
Dividends per share	$ 0.17	$ 0.25	$ 0.34	$ 0.50
Payout ratio - FFO	113.3%	86.2%	113.3%	86.2%
Payout ratio - FAD	141.7%	113.6%	136.0%	106.4%
Common dividends - paid	$ 3,309	$ 4,871	$ 6,618	$ 9,737
Preferred dividends - paid	$ 1,372	$ 1,371	$ 2,743	$ 2,742
Service companies expenses	$ 863	$ 1,282	$ 1,823	$ 2,547
General and administrative expense	$ 1,767	$ 1,574	$ 3,279	$ 3,557
Interest expense[1]	$ 10,118	$ 10,121	$ 19,854	$ 19,944
Interest coverage ratio	1.45:1	1.65:1	1.47:1	1.64:1
Fixed charge coverage ratio [2]	1.29:1	1.47:1	1.30:1	1.46:1
General and administrative expense to property revenue	5.1%	4.4%	4.7%	5.1%
Interest expense to property revenue	29.0%	28.4%	28.7%	28.8%
Total NOI [3]	$ 17,131	$ 19,654	$ 33,759	$ 38,904
Property NOI	$ 16,706	$ 18,857	$ 33,078	$ 37,243
ROA [4]	7.6%	8.4%	7.6%	8.4%
Same-store market rate revenue decrease	(2.9)%	(1.5)%	(3.5)%	(1.1)%
Same-store market rate expense increase	8.1%	3.3%	7.8%	1.4%
Same-store market rate NOI decrease	(12.4)%	(5.3)%	(13.0)%	(3.1)%
Same-store market rate operating margins	48.2%	53.4%	48.7%	54.1%

(1) Excludes amortization of financing fees of $295 and $588 for the three and six months 2003, respectively, and $304 and $628 for the three and six months 2002, respectively.
(2) Represents interest expense and preferred stock dividend payment coverage.
(3) NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues.
(4) ROA is calculated as trailing twelve month property NOI divided by average gross real estate assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
Second Quarter 2003
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA	June 30, 2003	December 31, 2002
Net real estate investments	$ 669,882	$ 683,058
Total assets	$ 716,244	$ 735,303
Total debt	$ 541,837	$ 540,498
Minority interest	$ 2,172	$ 2,972
Preferred stock	$ 56,250	$ 56,250
Total shareholders' equity	$ 133,721	$ 150,865
Common shares outstanding	19,465	19,474
Share price, end of period	$ 6.57	$ 6.75
Total market capitalization[1]	$ 761,408	$ 760,857
Debt to total assets	75.6%	73.5%

(1) Includes our share of unconsolidated debt of $35,436 and $32,659 as of June 30, 2003 and December 31, 2002, respectively.

PORTFOLIO INFORMATION

Company Portfolio:	Properties	No. of Units
Directly owned:		
Acquisition	2	1,407
Affordable Housing	12	1,246
"Same Store" Market Rate	60	14,421
Joint ventures	4	1,203
Third party managed	30	6,861
	108	25,138
Communities under development:		
Joint ventures	1	288[1]
	1	288
Total Company Portfolio	109	25,426

(1) At June 30, 2003, 252 units were available for leasing and 94 units were leased.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Second Quarter 2003
(Unaudited; dollar amounts in thousands)

	June 30, 2003	December 31, 2002
ASSETS		
Real estate assets		
Investment in real estate	$ 914,939	$ 910,540
Construction in progress	4,745	5,868
Less: accumulated depreciation	(249,802)	(233,350)
Real estate, net	669,882	683,058
Cash and cash equivalents	2,343	900
Restricted cash	10,227	13,326
Other assets	33,792	38,019
	$ 716,244	$ 735,303
LIABILITIES AND SHAREHOLDERS' EQUITY		
Secured debt	$ 541,732	$ 540,393
Unsecured debt	105	105
Total indebtedness	541,837	540,498
Accounts payable and accrued expenses	38,514	40,968
Operating partnership minority interest	2,172	2,972
Total liabilities	582,523	584,438
Shareholders' equity		
Preferred shares, Class A cumulative, without par value;		
3,000,000 authorized; 225,000 issued and outstanding	56,250	56,250
Common shares, without par value, $.10 stated value; 50,000,000		
authorized; 22,995,763 issued and 19,465,261 and 19,473,576		
outstanding at June 30, 2003 and December 31, 2002, respectively	2,300	2,300
Paid-in capital	279,134	279,039
Accumulated distributions in excess of accumulated net income	(172,025)	(154,798)
Less: Treasury shares, at cost, 3,530,502 and 3,522,187 shares		
at June 30, 2003 and December 31, 2002, respectively	(31,938)	(31,926)
Total shareholders' equity	133,721	150,865
	$ 716,244	$ 735,303

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three and Six Months Ended June 30, 2003 and 2002
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
REVENUE				
Rental income	$ 34,157	$ 34,833	$ 67,534	$ 67,793
Fee income and reimbursements	3,274	5,524	6,801	11,633
Other income	1,387	1,343	2,620	2,412
Total revenue	38,818	41,700	76,955	81,838
EXPENSES				
Property operating and maintenance	18,237	16,728	36,038	31,939
Depreciation and amortization	8,750	8,509	17,443	16,943
Direct property management and service companies expenses	2,948	4,941	6,211	10,252
Painting services and charges	502	377	947	743
General and administrative	1,767	1,574	3,279	3,557
Interest expense	10,413	10,297	20,442	20,252
Total expenses	42,617	42,426	84,360	83,686
(Loss) income before (loss) gain on disposition of properties, equity in net loss of joint ventures, minority interest and income from discontinued operations	(3,799)	(726)	(7,405)	(1,848)
(Loss) gain on disposition of properties	-	(39)	-	216
Equity in net loss of joint ventures	(64)	(388)	(418)	(630)
Minority interest in operating partnership	(21)	(109)	(43)	(225)
(Loss) income before income from discontinued operations	(3,884)	(1,262)	(7,866)	(2,487)
Income from discontinued operations				
Operating (loss) income	-	(48)	-	11
Gain on disposition of properties	-	7,881	-	7,881
Income from discontinued operations	-	7,833	-	7,892
Net (loss) income	(3,884)	6,571	(7,866)	5,405
Preferred share dividends	(1,372)	(1,371)	(2,743)	(2,742)
Net (loss) income applicable to common shares	$ (5,256)	$ 5,200	$ (10,609)	$ 2,663
Earnings per common share - basic:				
(Loss) income before income from discontinued operations	$ (0.27)	$ (0.13)	$ (0.55)	$ (0.27)
Income from discontinued operations	-	0.40	-	0.41
Net (loss) income applicable to common shares	$ (0.27)	$ 0.27	$ (0.55)	$ 0.14
Earnings per common share - diluted:				
(Loss) income before income from discontinued operations	$ (0.27)	$ (0.13)	$ (0.55)	$ (0.27)
Income from discontinued operations	-	0.40	-	0.41
Net (loss) income applicable to common shares	$ (0.27)	$ 0.27	$ (0.55)	$ 0.14
Funds From Operations (FFO) [1]	$ 2,815	$ 5,716	$ 5,835	$ 11,309
Funds Available For Distribution (FAD) [2]	$ 2,334	$ 4,252	$ 4,735	$ 9,145
Weighted average shares outstanding - basic	19,404	19,475	19,393	19,457
Weighted average shares outstanding - diluted	19,404	19,475	19,393	19,457

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

CALCULATION OF FFO AND FAD	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Net (loss) income applicable to common shares	$ (5,256)	$ 5,200	$ (10,609)	$ 2,663
Add: Depreciation - real estate assets	8,040	7,978	16,055	15,883
Depreciation - real estate assets - joint ventures	384	288	655	627
Amortization of joint venture deferred costs	19	-	28	-
Amortization of intangible assets	78	92	156	233
Less: Gain on disposition of properties	(450)	(7,842)	(450)	(8,097)
Funds From Operations (FFO) [1]	2,815	5,716	5,835	11,309
Add: Depreciation - other assets	632	529	1,233	1,052
Depreciation - other assets - joint ventures	53	26	139	59
Amortization of deferred financing fees	295	304	587	628
Amortization of deferred financing fees - joint ventures	26	10	44	16
Less: Fixed asset additions [2]	(1,446)	(2,311)	(3,059)	(3,790)
Fixed asset additions - joint ventures [2]	(41)	(22)	(44)	(129)
Funds Available for Distribution (FAD)	$ 2,334	$ 4,252	$ 4,735	$ 9,145
Weighted average shares outstanding - basic	19,404	19,475	19,393	19,457
Weighted average shares outstanding - diluted	19,404	19,475	19,393	19,457
PER SHARE INFORMATION:				
FFO - basic	$ 0.15	$ 0.29	$ 0.30	$ 0.58
FFO - diluted	0.15	0.29	0.30	0.58
Dividends	0.17	0.25	0.34	0.50
Payout ratio - FFO	113.3%	86.2%	113.3%	86.2%
Payout ratio - FAD	141.7%	113.6%	136.0%	106.4%

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2) Fixed asset additions exclude development, investment and non-recurring capital additions and only reflects the Company's prorata share of recurring joint venture capital additions. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Six Months Ended June 30, 2003	
		Amount	Cost Per Unit[1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance[2]		$ 7,157	$ 419
Maintenance personnel labor cost[2]		3,734	219
Total Operating Expenses Related to Repairs and Maintenance		10,891	638
CAPITAL EXPENDITURES			
Recurring Capital Expenditures			
Amenities	5	77	5
Appliances	5	390	23
Building improvements[3]	14	451	26
Carpet and flooring	5	1,449	85
HVAC and mechanicals	15	189	11
Landscaping and grounds	14	103	6
Office/model	5	5	-
Suite improvements	5	44	3
Miscellaneous	5	29	2
Total Recurring Capital Expenditures - Properties		2,737	161
Corporate capital expenditures[4]		322	19
Total Recurring Capital Expenditures		3,059	180
Total Recurring Capital Expenditures and Repairs and Maintenance		$13,950	$ 818
Total Recurring Capital Expenditures		$ 3,059	
Investment/Revenue Enhancing Expenditures:			
Build out Retail Space	30	65	
Siding replacement [5]	30	114	
Underground parking garage [5]	30	1,587	
Grand Total Capital Expenditures		$ 4,825	

(1) Calculated using 17,074, including 1,407 acquisition, 1,246 affordable housing and 14,421 same store (market-rate).

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) Includes primarily building exterior work, exterior painting and new roofs.

(4) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(5) Related to a single market-rate asset.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Three Months Ended June 30, 2003				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 1,883	$ 30,722	$ 2,338	$ 3,875	$ 38,818
Expenses	1,304	15,920	1,013	3,450	21,687
NOI [1]	579	14,802	1,325	425	17,131
Depreciation and amortization	122	7,838	308	482	8,750
General and administrative	146	1,492	129	-	1,767
Interest expense	202	10,148	1	62	10,413
	470	19,478	438	544	20,930
Income (loss) before gain on disposition of properties, equity in net income (loss) of joint ventures, minority interest and income from discontinued operations	109	(4,676)	887	(119)	(3,799)
Gain on disposition of properties	-	-	-	-	-
Equity in net income (loss) of joint ventures	134	(154)	(44)	-	(64)
Minority interest in operating partnership	-	-	-	(21)	(21)
Income (loss) before income from discontinued operations	243	(4,830)	843	(140)	(3,884)
Income from discontinued operations	-	-	-	-	-
Net income (loss)	243	(4,830)	843	(140)	(3,884)
Preferred share dividends	(69)	(1,149)	(88)	(66)	(1,372)
Net income (loss) applicable to common shares	$ 174	$ (5,979)	$ 755	$ (206)	$ (5,256)
Weighted average shares outstanding - basic					19,404
Weighted average shares outstanding - diluted					19,404
FFO per share - basic	$ 0.01	$ 0.09	$ 0.05	$ -	$ 0.15
FFO per share - diluted	$ 0.01	$ 0.09	$ 0.05	$ -	$ 0.15

	Three Months Ended June 30, 2002				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 1,600	$ 31,632	$ 2,353	$ 6,115	$ 41,700
Expenses	967	14,726	1,035	5,318	22,046
NOI [1]	633	16,906	1,318	797	19,654
Depreciation and amortization	52	7,734	305	418	8,509
General and administrative	130	1,330	114	-	1,574
Interest expense	5	10,057	133	102	10,297
	187	19,121	552	520	20,380
Income (loss) before gain on disposition of properties, equity in net loss of joint ventures, minority interest and income from discontinued operations	446	(2,215)	766	277	(726)
Loss on disposition of properties	(39)	-	-	-	(39)
Equity in net loss of joint ventures	(272)	(108)	(8)	-	(388)
Minority interest in operating partnership	-	-	-	(109)	(109)
Income (loss) before income from discontinued operations	135	(2,323)	758	168	(1,262)
Income from discontinued operations	7,833	-	-	-	7,833
Net income (loss)	7,968	(2,323)	758	168	6,571
Preferred share dividends	(76)	(1,125)	(83)	(87)	(1,371)
Net income (loss) applicable to common shares	$ 7,892	$ (3,448)	$ 675	$ 81	$ 5,200
Weighted average shares outstanding - basic					19,475
Weighted average shares outstanding - diluted					19,475
FFO per share - basic	$ 0.02	$ 0.21	$ 0.05	$ 0.01	$ 0.29
FFO per share - diluted	$ 0.02	$ 0.21	$ 0.05	$ 0.01	$ 0.29

[1] The Company evaluates the performance of its reportable segments based on NOI. NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Six Months Ended June 30, 2003				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 3,788	$ 60,654	$ 4,674	$ 7,839	$ 76,955
Expenses	2,771	31,078	2,189	7,158	43,196
NOI [(1)]	1,017	29,576	2,485	681	33,759
Depreciation and amortization	230	15,654	617	942	17,443
General and administrative	270	2,770	239	-	3,279
Interest expense	388	19,924	2	128	20,442
	888	38,348	858	1,070	41,164
Income (loss) before gain on disposition of properties, equity in net loss of joint ventures, minority interest and income from discontinued operations	129	(8,772)	1,627	(389)	(7,405)
Gain on disposition of properties	-	-	-	-	-
Equity in net loss of joint ventures	(72)	(294)	(52)	-	(418)
Minority interest in operating partnership	-	-	-	(43)	(43)
Income (loss) before income from discontinued operations	57	(9,066)	1,575	(432)	(7,866)
Income from discontinued operations	-	-	-	-	-
Net income (loss)	57	(9,066)	1,575	(432)	(7,866)
Preferred share dividends	(142)	(2,293)	(177)	(131)	(2,743)
Net income (loss) applicable to common shares	$ (85)	$ (11,359)	$ 1,398	$ (563)	$ (10,609)
Weighted average shares outstanding - basic					19,393
Weighted average shares outstanding - diluted					19,393
FFO per share - basic	$ 0.01	$ 0.21	$ 0.10	$ (0.02)	$ 0.30
FFO per share - diluted	$ 0.01	$ 0.21	$ 0.10	$ (0.02)	$ 0.30

	Six Months Ended June 30, 2002				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 1,632	$ 62,870	$ 4,680	$ 12,656	$ 81,838
Expenses	994	28,843	2,102	10,995	42,934
NOI [(1)]	638	34,027	2,578	1,661	38,904
Depreciation and amortization	51	15,379	632	881	16,943
General and administrative	293	3,004	260	-	3,557
Interest expense	(359)	20,131	190	290	20,252
	(15)	38,514	1,082	1,171	40,752
Income (loss) before gain on disposition of properties, equity in net loss of joint ventures, minority interest and income from discontinued operations	653	(4,487)	1,496	490	(1,848)
Gain on disposition of properties	216	-	-	-	216
Equity in net loss of joint ventures	(438)	(185)	(7)	-	(630)
Minority interest in operating partnership	-	-	-	(225)	(225)
Income (loss) before income from discontinued operations	431	(4,672)	1,489	265	(2,487)
Income from discontinued operations	7,892	-	-	-	7,892
Net income (loss)	8,323	(4,672)	1,489	265	5,405
Preferred share dividends	(114)	(2,280)	(168)	(180)	(2,742)
Net income (loss) applicable to common shares	$ 8,209	$ (6,952)	$ 1,321	$ 85	$ 2,663
Weighted average shares outstanding - basic					19,457
Weighted average shares outstanding - diluted					19,457
FFO per share - basic	$ 0.04	$ 0.42	$ 0.10	$ 0.02	$ 0.58
FFO per share - diluted	$ 0.04	$ 0.42	$ 0.10	$ 0.02	$ 0.58

(1) The Company evaluates the performance of its reportable segments based on NOI. NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance.

Associated Estates Realty Corporation
"Same Store" Market Rate Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	Quarter Ended				
	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002	June 30, 2002
Revenues					
Rental	$ 30,002	$ 29,211	$ 29,907	$ 30,908	$ 30,934
Other income	720	721	688	688	698
Total Revenue	30,722	29,932	30,595	31,596	31,632
Property Operating and Maintenance Expenses					
Personnel	4,191	3,945	3,975	4,203	4,040
Advertising	656	623	696	637	734
Utilities	1,574	2,120	1,697	1,893	1,603
Repairs and maintenance	3,525	2,837	2,685	3,445	3,316
Real estate taxes and insurance	4,626	4,314	3,517	3,833	3,930
Other operating	1,348	1,319	1,356	1,230	1,103
Total Expenses	15,920	15,158	13,926	15,241	14,726
Net Operating Income	$ 14,802	$ 14,774	$ 16,669	$ 16,355	$ 16,906
Operating Margin	48.2%	49.4%	54.5%	51.8%	53.4%
Total Number of Units	14,421	14,421	14,421	14,421	14,421
NOI Per Unit	$ 1,026	$ 1,024	$ 1,156	$ 1,134	$ 1,172
Average Net Collected Per Unit	$ 679	$ 663	$ 680	$ 699	$ 701
Physical Occupancy - End of Period	92.1%	89.7%	87.3%	91.0%	92.9%
Average Economic Occupancy	83.1%	80.6%	82.7%	85.5%	86.1%

Associated Estates Realty Corporation
"Same-Store" Market Rate Data
Three and Six Months Ended June 30, 2003 and 2002

REVENUE GROWTH

Region	No. of Units	Three Months Ended June 30, 2003 % Change	Three Months Ended June 30, 2003 % of Revenue	Three Months Ended June 30, 2002 % Change	Three Months Ended June 30, 2002 % of Revenue
Arizona	204	(6.1)%	1.2%	10.3%	1.2%
Florida	1,128	(2.6)	9.8	(1.5)	9.7
Georgia	706	(4.6)	4.0	(8.8)	4.1
Indiana	836	(6.2)	5.8	6.1	6.0
Metro D.C.	668	(0.8)	6.5	5.7	6.3
Michigan	2,888	(2.5)	19.9	(6.6)	19.9
North Carolina	276	(8.0)	1.5	(11.0)	1.6
Ohio - Central Ohio	3,135	(0.2)	20.1	(2.6)	19.5
Ohio - Northeastern Ohio	2,778	(4.4)	19.9	4.7	20.3
Ohio - Northeastern - Congregate Care	170	(4.9)	1.1	(12.1)	1.1
Ohio - Toledo, Ohio	1,060	(4.3)	6.5	(0.5)	6.6
Pennsylvania	468	(0.5)	2.7	(7.4)	2.7
Texas	104	(0.7)	1.0	12.7	1.0
Total "Same Store" Market Rate	14,421	(2.9)%	100.0%	(1.5)%	100.0%

EXPENSE GROWTH

Region	No. of Units	Three Months Ended June 30, 2003 % Change	Three Months Ended June 30, 2003 % of Expense	Three Months Ended June 30, 2002 % Change	Three Months Ended June 30, 2002 % of Expense
Arizona	204	6.0%	1.3%	3.0%	1.4%
Florida	1,128	18.4	10.1	(11.6)	9.2
Georgia	706	(2.7)	5.2	5.3	5.8
Indiana	836	37.7	7.6	20.0	6.0
Metro D.C.	668	17.3	4.8	(0.3)	4.4
Michigan	2,888	1.3	17.9	7.0	19.1
North Carolina	276	11.1	1.6	0.0	1.6
Ohio - Central Ohio	3,135	2.5	18.8	1.5	19.8
Ohio - Northeastern Ohio	2,778	2.6	20.5	5.7	21.6
Ohio - Northeastern - Congregate Care	170	15.1	2.2	13.9	2.1
Ohio - Toledo, Ohio	1,060	18.8	6.1	1.1	5.5
Pennsylvania	468	22.4	2.9	2.5	2.6
Texas	104	5.6	1.0	4.6	0.9
Total "Same Store" Market Rate	14,421	8.1%	100.0%	3.3%	100.0%

NOI GROWTH

Region	No. of Units	Three Months Ended June 30, 2003 % Change	Three Months Ended June 30, 2003 % of NOI	Three Months Ended June 30, 2002 % Change	Three Months Ended June 30, 2002 % of NOI
Arizona	204	(18.9)%	1.1%	(21.1)%	1.1%
Florida	1,128	(19.2)	9.4	8.1	10.2
Georgia	706	(8.1)	2.8	(27.2)	2.7
Indiana	836	(43.8)	3.9	(3.4)	6.1
Metro D.C.	668	(9.5)	8.2	8.8	7.9
Michigan	2,888	(5.6)	22.0	(15.4)	20.4
North Carolina	276	(23.6)	1.4	(18.3)	1.7
Ohio - Central Ohio	3,135	(2.6)	21.5	(6.0)	19.4
Ohio - Northeastern Ohio	2,778	(11.2)	19.3	3.9	19.0
Ohio - Northeastern - Congregate Care	170	(171.0)	(0.2)	(69.6)	0.2
Ohio - Toledo, Ohio	1,060	(18.9)	7.1	(1.4)	7.6
Pennsylvania	468	(19.2)	2.5	(14.2)	2.7
Texas	104	(5.6)	1.0	20.0	1.0
Total "Same Store" Market Rate	14,421	(12.4)%	100.0%	(5.3)%	100.0%

Associated Estates Realty Corporation
"Same-Store" Market Rate Data
Three and Six Months Ended June 30, 2003 and 2002

| REVENUE GROWTH | | Six Months Ended June 30, | | | |
| | | 2003 | | 2002 | |
Region	No. of Units	% Change	% of Revenue	% Change	% of Revenue
Arizona	204	(8.2)%	1.2%	(9.4)%	1.3%
Florida	1,128	(3.3)	9.7	1.3	9.7
Georgia	706	(4.1)	4.1	(8.2)	4.2
Indiana	836	(5.5)	5.9	4.4	6.0
Metro D.C.	668	(0.2)	6.6	5.6	6.3
Michigan	2,888	(3.5)	19.9	(5.5)	19.9
North Carolina	276	(11.2)	1.5	(10.8)	1.6
Ohio - Central Ohio	3,135	(1.6)	19.8	(1.9)	19.4
Ohio - Northeastern Ohio	2,778	(4.0)	20.0	4.2	20.2
Ohio - Northeastern - Congregate Care	170	(2.7)	1.1	(13.5)	1.1
Ohio - Toledo, Ohio	1,060	(6.3)	6.5	(2.1)	6.7
Pennsylvania	468	(3.6)	2.7	(7.8)	2.7
Texas	104	0.7	1.0	12.6	0.9
Total "Same Store" Market Rate	14,421	(3.5)%	100.0%	(1.1)%	100.0%

| EXPENSE GROWTH | | Six Months Ended June 30, | | | |
| | | 2003 | | 2002 | |
Region	No. of Units	% Change	% of Expense	% Change	% of Expense
Arizona	204	3.1%	1.3%	8.3%	1.4%
Florida	1,128	12.6	10.2	(9.8)	9.8
Georgia	706	1.7	5.3	2.8	5.6
Indiana	836	27.7	6.6	11.7	5.5
Metro D.C.	668	13.6	4.8	0.1	4.6
Michigan	2,888	3.5	17.9	2.4	18.7
North Carolina	276	8.4	1.6	(4.4)	1.6
Ohio - Central Ohio	3,135	2.2	18.5	1.8	19.5
Ohio - Northeastern Ohio	2,778	6.0	21.5	1.1	21.9
Ohio - Northeastern - Congregate Care	170	9.8	2.3	12.4	2.2
Ohio - Toledo, Ohio	1,060	14.9	6.0	4.0	5.6
Pennsylvania	468	20.4	3.0	5.1	2.7
Texas	104	9.5	1.0	(0.5)	0.9
Total "Same Store" Market Rate	14,421	7.8%	100.0%	1.4%	100.0%

| NOI GROWTH | | Six Months Ended June 30, | | | |
| | | 2003 | | 2002 | |
Region	No. of Units	% Change	% of NOI	% Change	% of NOI
Arizona	204	(19.3)%	1.1%	(21.8)%	1.2%
Florida	1,128	(16.9)	9.2	13.0	9.7
Georgia	706	(13.6)	2.9	(22.0)	2.9
Indiana	836	(29.9)	5.1	(0.3)	6.4
Metro D.C.	668	(7.0)	8.4	8.5	7.9
Michigan	2,888	(8.7)	22.0	(10.6)	20.9
North Carolina	276	(27.1)	1.4	(15.4)	1.6
Ohio - Central Ohio	3,135	(4.9)	21.1	(4.9)	19.3
Ohio - Northeastern Ohio	2,778	(14.0)	18.5	7.4	18.7
Ohio - Northeastern - Congregate Care	170	(153.6)	(0.1)	(77.2)	0.2
Ohio - Toledo, Ohio	1,060	(19.5)	7.0	(5.5)	7.6
Pennsylvania	468	(24.0)	2.3	(16.4)	2.7
Texas	104	(5.9)	1.1	25.0	0.9
Total "Same Store" Market Rate	14,421	(13.0)%	100.0%	(3.1)%	100.0%

Associated Estates Realty Corporation
"Same-Store" Market Rate Data
As of June 30, 2003 and June 30, 2002

RENTAL

	No. of Units	Average Age[4]	Net Rent Collected per Unit [1]			Physical Occupancy [2]		Turnover Ratio [3]	
			Q2 2003	Q2 2002	% Change	Q2 2003	Q2 2002	Q2 2003	Q2 2002
Arizona	204	14	$ 602	$ 630	(4.4)%	94.6%	80.4%	56.9%	100.0%
Florida	1,128	7	863	890	(3.0)	89.5	96.1	60.6	59.2
Georgia	706	16	575	599	(4.0)	86.5	85.6	68.6	53.8
Indiana	836	8	698	737	(5.3)	95.8	97.4	84.2	83.7
Metro D.C.	668	17	975	984	(0.9)	94.8	96.7	48.5	49.1
Michigan	2,888	13	677	689	(1.7)	93.5	93.6	64.3	71.5
North Carolina	276	9	554	604	(8.3)	93.5	88.0	55.1	81.2
Ohio - Central Ohio	3,135	11	636	642	(0.9)	96.9	95.2	59.1	63.3
Ohio - Northeastern Ohio	2,778	13	660	702	(6.0)	86.2	91.8	63.1	67.4
Ohio - Northeastern - Congregate	170	21	653	690	(5.4)	69.4	62.9	11.8	16.5
Ohio - Toledo, Ohio	1,060	22	602	623	(3.4)	94.3	93.7	75.5	82.6
Pennsylvania	468	17	591	595	(0.7)	89.7	85.9	62.4	70.9
Texas	104	10	936	942	(0.6)	98.1	100.0	65.4	61.5
Total/Average "Same Store"									
Market Rate	14,421	14	$ 679	$ 701	(3.1)%	92.1%	92.9%	63.1%	67.6%

(1) Represents gross potential rents less vacancies and allowances.

(2) Represents physical occupancy at the end of the quarter.

(3) Represents the number of units turned over for the period, divided by the number of units in the region, annualized.

(4) Age shown in years.

Associated Estates Realty Corporation
Debt Structure and Share Analysis as of June 30, 2003
(Dollar and share amounts in thousands)

FIXED RATE	Balance Outstanding June 30, 2003	Percentage of Total Debt	Weighted Average Interest Rate
Unsecured	$ 105	0.0%	6.9%
Secured	488,792	90.3%	7.7%
Total fixed rate debt	488,897	90.3%	7.7%
VARIABLE RATE DEBT			
Secured lines of credit	-	0.0%	2.8%
Secured	52,940	9.7%	4.4%
Total variable rate debt	52,940	9.7%	4.4%
TOTAL DEBT	$ 541,837	100.0%	7.3%
Interest coverage ratio	1.45:1		
Fixed charge coverage ratio [1]	1.29:1		
Weighted average maturity	6.0 years		

SCHEDULED PRINCIPAL MATURITIES

	Unsecured	Secured	Total
2003	$ -	$ -	$ -
2004	105	17,695	17,800
2005	-	28,789	28,789
2006	-	11,625	11,625
2007		83,779	83,779
Thereafter	-	399,844	399,844
Total	$ 105	$ 541,732	$ 541,837

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
CAPITALIZED INTEREST				
Interest capitalized	$ (7)	$ (232)	$ (29)	$ (596)
INTEREST RATE SWAP				
Amortization of termination fee [2]	$ (119)	$ (119)	$ (238)	$ (238)
Interest rate swap expense	(217)	(70)	(433)	(70)
Total	$ (336)	$ (189)	$ (671)	$ (308)

(1) Represents interest expense and preferred stock and restricted stock dividend payment coverage.

(2) On December 11, 2000, the Company executed termination agreements for two swaps. The Company received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the swaps through 2007, at the rate of $39,693 per month or $476,317 per year.

Associated Estates Realty Corporation
Joint Venture Summary Data
For the Three and Six Months Ended June 30, 2003 and 2002
(Unaudited, dollar amounts in thousands)

Balance Sheet Data	June 30, 2003	December 31, 2002
Real estate, net	$ 100,701	$ 91,046
Other assets	2,692	2,077
	$ 103,393	$ 93,123
Amount payable to the Company	$ -	$ 112
Mortgage payable	79,800	68,852
Other liabilities	2,216	3,238
Equity	21,377	20,921
	$ 103,393	$ 93,123

Beneficial Interest in Operations

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Revenue	$ 1,106	$ 1,044	$ 2,120	$ 3,164
Cost of operations	732	733	1,348	2,234
Revenue less cost of operation	374	311	772	930
Interest income	1	2	2	4
Interest expense	(403)	(383)	(776)	(881)
Depreciation - real estate assets	(384)	(288)	(655)	(627)
Depreciation - other	(53)	(26)	(139)	(59)
Amortization of deferred costs	(19)	-	(28)	-
Amortization of deferred financing fees	(26)	(10)	(44)	(16)
Discontinued Operations:				
Results of operations	(4)	6	-	19
Gain on sale of property	450	-	450	-
Net income (loss)	(64)	(388)	(418)	(630)
Add:				
Depreciation - real estate assets	384	288	655	627
Amortization of deferred costs	19	-	28	-
Less:				
Gain on sale of property	(450)	-	(450)	-
Funds From Operations	$ (111)	$ (100)	$ (185)	$ (3)

Summary of Debt	Number of Units	At 100%	AERC's Prorata Share	Maturity Date
Lakeshore Village (50.0% Affordable Housing)	108	$ 3,830	$ 1,915	11/1/2023
Berkley Manor (49.0% Market Rate)	252	19,439	9,525	10/16/2003
Idlewylde Phase I (49.0% Market Rate)	308	16,955	8,308	5/31/2005
Idlewylde Phase II (49.0% Market Rate) [1]	535	24,759	12,132	12/10/2003
Courtney Chase (24.0% Market Rate) [2] [3]	252	14,817	3,556	6/1/2005
Total joint venture debt	1,455	$ 79,800	$ 35,436	

[1]   The Company has guaranteed the payment of the total loan which is for a maximum of $30.0 million.
[2]   The Company has guaranteed the payment of the total loan which is for a maximum of $15.8 million.
[3]   Represents units currently available for leasing. Total units when construction is completed will be 288 units for Courtney Chase.